Grant W. Collingsworth
404-504-7786
gwc@mmmlaw.com
www.mmmlaw.com
June 24, 2010
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SciQuest, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 4, 2010 File No. 333-165720
Dear Ms. Jacobs:
     On behalf of SciQuest, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2010 (Registration No. 333-165720) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated June 15, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
General
1.	We note that in June 2010 you will terminate the Exit Event Bonus Plan and pay cash bonuses to your executives upon your initial public offering in lieu of issuing shares of common stock under the plan. Please disclose this bonus amount on your prospectus cover page and in your summary or advise why this disclosure is not warranted. To the extent that the cash bonuses will be paid out of your offering proceeds, please provide disclosure in the use of proceeds section.

Morris, Manning & Martin, LLP
     Ms. Barbara Jacobs
     Securities and Exchange Commission
     June 24, 2010

     Response: The Issuer supplementally advises the Staff that the aggregate amount of cash bonuses to be paid in lieu of issuing shares of common stock under the Exit Event Bonus Plan will not exceed [$               ].1 The Issuer intends to disclose the aggregate bonus amount in the Prospectus once it discloses the expected price range for this offering. The aggregate bonus amount is significantly less than the Issuer’s current cash reserves, and these bonuses may be paid prior to receipt of the initial public offering proceeds. Therefore, these bonuses will not be paid from the proceeds of the offering, and the Issuer respectfully submits that such bonus payments are not required to be disclosed in the “Use of Proceeds” section of the Prospectus.
     The Issuer notes that these bonus amounts will be disclosed in both the “Executive Compensation — Compensation Discussion and Analysis — Exit Event Bonus Plan” and “Executive Compensation — Equity Plans — Exit Event Bonus Plan” sections of the Prospectus. Furthermore, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Quarterly Results of Operations” section beginning on page 55 of the Prospectus has been revised to include further disclosure of the bonus amounts and the impact of the bonus payments on the Issuer’s liquidity and financial results for the quarter in which the bonuses will be paid. The Issuer respectfully submits that such disclosure sufficiently informs investors of the payment of the cash bonuses, the bonus amounts and the impact to the Issuer of such bonus payments without the need for additional disclosure on the cover page of the Prospectus or in the “Prospectus Summary” section of the Prospectus. The Issuer also respectfully submits that disclosure of the bonus payments on the cover page of the Prospectus or in the “Prospectus Summary” section of the Prospectus would not be required under either Item 501 or Item 503(a) of Regulation S-K because the bonus payments will be paid from the Issuer’s cash reserves and are not part of the use of proceeds.
Risk Factors
“Our customers are concentrated in our targeted vertical markets, which could make us vulnerable to adverse trends or events affecting those markets. The occurrence of any such adverse trends or events in our vertical markets could adversely affect our business,” page 13
2.	Within this risk factor, as well as risk factor disclosure on page 11, you describe significantly different risks for each of your targeted vertical markets. We note your disclosure on page 80 that “over 80% of [y]our customers currently come from the higher education and life sciences vertical markets.” The risks faced by these, and the healthcare and state and local government markets, would seem to pose different levels of overall risk to your business due to the difference in relative importance of each vertical market to your business. Tell us what consideration you have given to increasing the transparency of the relative risks to your business as a result of your customer concentration on an expanded quantitative basis. In this regard, while 80% of your customers are in the higher education and life sciences markets, the relative importance of each component remains unclear. Nor is it clear if the number of customers has any correlation with the amount of revenue attributable to the vertical market that is subject to the risks described.

[1]	The information redacted from this sentence has been submitted to the Staff pursuant to a confidential treatment request under 17 C.F.R. § 200.83 (1992).

Morris, Manning & Martin, LLP
     Ms. Barbara Jacobs
     Securities and Exchange Commission
     June 24, 2010

     Response: The “Risk Factors — Risks Related to Our Business and Industry — Our customers are concentrated in our targeted vertical markets, which could make us vulnerable to adverse trends or events affecting those markets. The occurrence of any such adverse trends or events in our vertical markets could adversely affect our business” section beginning on page 13 of the Prospectus has been revised to provide additional quantitative information regarding the concentration of the Issuer’s customers and revenues in each of its targeted vertical markets, as well as the material risks related to each targeted vertical market.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38
3.	We are considering your response to prior comment 3. We understand from your prior responses that you “do not have four separate and distinct solutions.” We note, however, that discussion of your target vertical markets is pervasive throughout your description of your business, suggesting that your management is very focused on these markets in assessing the performance of your business. With a view towards providing investors with a view of the company “through the eyes of management,” please explain why you do not believe disclosure of revenue, or other measures attributable to each vertical market, would be useful to investors in understanding the material opportunities, challenges and risks to your business. For example, refer to the last paragraph on page 1. We note that “based on [y]our own internal analysis, [you] believe that [y]our current addressable market is approximately $1.0 billion within [your] current target markets as follows: higher education ($324 million), life sciences ($292 million), healthcare ($176 million) and state and local government ($244 million).” You also state that “the broader supply procurement and sourcing application chain management market is growing at an 8% compounded annual growth rate.”
•	Tell us whether, and how, management measures the company’s performance in each of these target markets.

•	If management measures performance in each of these target markets, provide us with a quantitative summary of the performance of each market in each period presented.

•	Tell us what consideration has been given to disclosing such performance measures in order that investors may have a better understanding of the company’s future growth prospects in each “addressable market.”

•	Tell us whether each of your current target markets have similar growth rate trends, and if not, how they differ.
     For guidance please refer to SEC Release No. 33-8350.

Morris, Manning & Martin, LLP
     Ms. Barbara Jacobs
     Securities and Exchange Commission
     June 24, 2010

     Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” section beginning on page 38 of the Prospectus has been revised to include disclosure of the relative percentage of the Issuer’s revenue for the year ended December 31, 2009 for each of its vertical markets. This section has also been revised in to clarify that the Issuer has chosen new vertical markets based on their similarities to the Issuer’s then existing markets and that the Issuer views its business on an integrated basis. In addition, disclosure has been added to the effect that the Issuer does not manage its revenues, earnings or cash flows by vertical market, nor does it establish revenue targets for its vertical markets. Further, this section has been revised to discuss the Issuer’s growth opportunities in each vertical market. The Issuer advises the Staff that it does not possess information regarding growth rate trends for its current target markets.
Critical Accounting Policies
Stock-Based Compensation
April 2010 Grants, page 47 and 48
4.	We are considering your response to prior comment 4. Tell us the amount of the change in aggregate equity value under the initial public offering scenario that was attributable to the increase in multiples in your April 2010 valuation as compared to the January 2010 valuation. Further, explain the impact of changing the revenue forecast from the “trailing 12 months revenue as of the estimated future date of an initial public offering” to your “forecasted fiscal year 2010 revenue.” In this regard, you should disclose whether a change in your revenue assumptions also impacted your valuations. In addition, indicate the impact of reducing the discount rate from 35% to 28% on this valuation.
     Response: The Issuer hereby advises the Staff that, under the initial public offering scenario, the December 31, 2009 revenue multiple that was used for purposes of the January 2010 grants was based on the mean revenue multiple of comparable Software-as-a-Service, or SaaS, companies. For the April 2010 valuation, based on information obtained through the progression of the initial public offering process and communications with the underwriters during the first quarter of 2010 regarding potential IPO valuations, the Issuer (i) updated the enterprise values for guideline SaaS companies, which resulted in an increase in the revenue multiple, and (ii) used the upper quartile revenue multiple of such guideline companies, which the Issuer deemed to be more comparable to itself. Accordingly, the revenue multiple used in the initial public offering scenario for purposes of the April 2010 grants resulted in a $119.5 million increase between December 31, 2009 and March 31, 2010 in the Issuer’s aggregate common equity value, or $3.84 per share. This increase consists of (i) a $83.3 million, or $2.68 per share, increase due to the increase in enterprise values of the guideline SaaS companies and (ii) a $36.2 million, or $1.16 per share, increase due to the use of the upper quartile revenue multiple of such guideline companies. The increase in the revenue multiple represents the predominant factor in the valuation increase under the initial public offering scenario between the January 2010 grants and the April 2010 grants.
     In addition, the Issuer advises the Staff that the forecasted fiscal year 2011 revenue that was used in the initial public offering scenario for the April 2010 grants accounted for a $25.6 million increase in the Issuer’s aggregate common equity value, or $0.82 per share, from the forecasted trailing 12 months revenue that was used in the initial public offering scenario for the January 2010 grants. Accordingly, the

Morris, Manning & Martin, LLP
     Ms. Barbara Jacobs
     Securities and Exchange Commission
     June 24, 2010

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — April 2010 Grants” section on page 48 of the Prospectus has been revised to disclose that the forecasted 2011 revenue that was used in the initial public offering scenario for the April 2010 grants represents an increase from the trailing 12 months revenue as of December 31, 2010 that was used in the initial public offering scenario for the January 2010 grants. The Issuer respectfully believes that the use of the forecasted fiscal year 2011 revenue for the April 2010 grants, as opposed to the forecasted fiscal year 2010 revenue for the January 2010 grants, was appropriate since the Issuer’s forecasted 2011 revenue is the predominant metric used to value the Issuer by the underwriters for a potential initial public offering, as the utilization of forecasted 2011 revenues provides greater consistency between the initial public offering scenario in the valuation of the fair value of the Issuer’s common stock and the expected valuation of the Issuer in the initial public offering process. In addition, the use of forecasted 2011 revenue, rather than forecasted 2010 revenue, was appropriate in light of underwriters’ common practice of valuing a company based on revenue for the following year if the initial public offering will take place after the mid-point of the current year (for purposes of the initial public offering scenario for the April 2010 grants, the Issuer’s anticipated initial public offering date was after June 30, 2010).
     The Issuer further advises the Staff that changes in revenue assumptions in the April 2010 grants, as compared with the January 2010 grants, resulted in a change of $0.6 million in aggregate common equity, or $0.02 per share. Furthermore, the Issuer advises the Staff that the change from a 35% discount rate for the January 2010 grants to a 28% discount rate for the April 2010 grants resulted in a $2.5 million increase in aggregate common equity value, or $0.08 per share.
Customers
Customer Case Studies, page 69
5.	We refer to prior comment 20 and note your added disclosure regarding the Scripps Research Institute. Please confirm, if true, that this entity has agreed to the use of their information in your registration statement.
     Response: The Issuer hereby confirms that The Scripps Research Institute has agreed to the use of its information in the Registration Statement.
Executive Compensation
Compensation Discussion and Analysis
Other Compensation, page 86
6.	Please revise your document to include a description of how the amount of the cash bonuses to be paid to your executive officers upon your initial public offering in lieu of issuing shares under the Exit Event Bonus Plan will be determined. Where applicable, describe any formula to be used. See Item 402(b)(1)(v) of Regulation S-K.

Morris, Manning & Martin, LLP
     Ms. Barbara Jacobs
     Securities and Exchange Commission
     June 24, 2010

     Response: The Issuer respectfully notes that the “Executive Compensation — Compensation Discussion and Analysis — Exit Event Bonus Plan” section of the Prospectus contains disclosure to the effect that the aggregate bonus pool was determined by calculating the aggregate initial value of the shares that would have been issued under the Exit Event Bonus Plan assuming an initial public offering price of [$          ].2 The Issuer further notes that the “Executive Compensation — Equity Plans — Exit Event Bonus Plan” section of the Prospectus includes disclosure regarding how the share payment amounts would have been determined under the plan. In addition, the “Executive Compensation — Compensation Discussion and Analysis — Exit Event Bonus Plan” section beginning on page 88 of the Prospectus has been revised to include a specific reference to the number of shares that would have been issued under the Exit Event Bonus Plan at an initial public offering price of [$          ] and to include a cross-reference to the disclosure regarding how the share payment amounts would have been determined under the plan that is contained in the “Executive Compensation — Equity Plans — Exit Event Bonus Plan” section of the Prospectus.3 Similar disclosure with respect to the number of shares that would have been issued under the plan has also been added to the “Executive Compensation — Equity Plans — Exit Event Bonus Plan” section of the Prospectus.
7.	As a related matter, please disclose on an individualized basis the amount of the cash bonuses that will be paid to each of your named executive officers upon your initial public offering. In this regard, we note that your disclosure on page 96 regarding the loan forgiveness related to the bonuses to be paid in lieu of the Exit Event Bonus Plan. It would appear from this disclosure that you are able to identify the executive officers who will receive a cash bonus upon completion of your initial public offering.
     Response: The “Executive Compensation — Compensation Discussion and Analysis — Exit Event Bonus Plan” section beginning on page 88 of the Prospectus has been revised to disclose the recipients of the bonus payments. As noted in the response to Comment No. 1 above, the Issuer intends to disclose the specific amounts payable to each recipient, as well as the aggregate bonus amount, once it discloses the expected price range for this offering.
Notes to Financial Statements
Note 13. Subsequent Events (unaudited), page F-27
8.	Revise to include a discussion of your intent to terminate your Exit Event Bonus Plan in June 2010 and to pay cash bonuses to your executives upon your initial public offering (see your page 85). Disclose the significant terms of the revised plan and indicate an estimated amount to be paid out.

[2]	The information redacted from this sentence has been submitted to the Staff pursuant to a confidential treatment request under 17 C.F.R. § 200.83 (1992).

[3]	The information redacted from this sentence has been submitted to the Staff pursuant to a confidential treatment request under 17 C.F.R. § 200.83 (1992).

Morris, Manning & Martin, LLP
     Ms. Barbara Jacobs
     Securities and Exchange Commission
     June 24, 2010

     Response: Note 13, Subsequent Events (unaudited), on page F-29 of the Prospectus has been revised to discuss the termination of the Exit Event Bonus Plan and the intent to pay cash bonuses to the Issuer’s executives.
     If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7786 or Seth K. Weiner, Esq. at (404) 504-7664. You can reach either of us by fax at (404) 365-9532.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Grant W. Collingsworth
Grant W. Collingsworth

Enclosures
cc: Stephen J. Wiehe
       Seth K. Weiner, Esq.